T 952-947-7777	7201 Metro Boulevard	Minneapolis, Minnesota 55439

March 5, 2009

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008
File No. 1-12725

Dear Mr. Spirgel:

I am writing this letter to confirm our recent conversation with Melissa Hauber, Senior Staff Accountant, regarding the deadline for Regis Corporation’s response to the SEC staff’s comment letter dated March 3, 2009 regarding the above-referenced filings.  As I discussed with Ms. Hauber, the SEC has agreed that the Company’s response will be filed by March 31, 2009.

We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

Brent Moen
Vice President, Corporate Controller

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant
Randy L. Pearce, Sr. Executive Vice President, Chief Financial Officer